

December 28, 2011

Via E-mail
Mr. Selim A. Bassoul
Chief Executive Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 1-9973

      RE: The Middleby Corporation
                Form 10-K for the Fiscal Year Ended January 1, 2011
                Filed March 2, 2011
                File No. 1-09973

Dear Mr. Bassoul:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Results of Operations, page 21

1. Please expand your discussion of results of operations in future filings to provide additional quantification and explanation of the underlying reasons for changes between the periods. For example, quantification and additional explanation of the underlying factors behind the increase in international and domestic sales improvement and the reasons cited for the improvement in gross margin appears necessary to provide investors with an understanding of the business through the eyes of management. For additional guidance, please refer to SEC Release 33-8350.

2. In your discussion of results of operations you cite cost reduction initiatives that were instituted in 2009 as a reason for improvement in your gross margin. In future filings, please describe these initiatives, explain how they resulted in cost reductions and provide

quantified information. Discuss the closing of the facility in Nevada and the expected impact on future operations. Provide us with an example of future intended disclosure and unless evident, explain how such disclosure complies with ASC 420-10-50 and SAB Topic 5.P.4.

Financial Condition and Liquidity, page 24

3. Days sales in ending accounts receivable increased significantly from January 2, 2010, to January 1, 2011. In future filings, please discuss underlying reasons for changes in the accounts receivable balance relative to sales.

4. Please tell us and disclose in future filings the reasons for significant changes in your allowance for doubtful accounts. Discuss the reasons your allowance for doubtful accounts exceeds nine years of write-offs, based on the average write-off over the last three years, and almost 15 years of write-offs, based on the last two years. Also, we note you recognized a net benefit of $556,000 in 2009, apparently as a result of amounts recorded in connection with acquisitions. Please describe this accounting to us, including the amount of the gross adjustment, the quarter(s) it was recorded in and whether it significantly impacted your results of operations in any period.

Contractual Obligations, page 25

5. In future filings, please revise your contractual obligations table to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. To the extent that you are in the position of paying cash rather than receiving cash under any interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Critical Accounting Policies and Estimates, page 26

6. The discussion of critical accounting policies substantially duplicates the description of accounting policies that is already disclosed in the notes to the financial statements. Please expand this disclosure in future filings to provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section V of SEC Release 33-8350.

Accounts Receivables, page 42

7. If receivables include amounts due under long-term contracts, state the following amounts separately in future filings:

- Balances billed but not paid by customers under retainage provisions in contracts.
- Amounts representing the recognized sales value of performance that had not been billed and were not billable to customers at the date of the balance sheet
- Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.
- Also state the amounts included in each item that are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage are expected to be collected.

Refer to Rule 5-02 (3)(c) of Regulation S-X for guidance.

Revenue Recognition, page 46

8. Please tell us and quantify and disclose in future filings where you recognize the asset for revenue recognized but not yet billed on contracts accounted for under the percentage of completion method. Also, if material, please disclose the effect of revisions to your estimate of completion. Refer to ASC 605-35-50-9.

Inventory, page 61

9. In future filings for all long-term contracts or programs, please provide the disclosure required by Rule 5-02(6)(d) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief